Exhibit 12.1

Actuant Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Fiscal Year Ended August 31,					Nine Months Ended:
	2007	2008	2009 (a)	2010	2011	May 31, 2011	May 31, 2012 (b)
Earnings (loss) from continuing operations before income tax expense, as reported	$160,753	$182,280	$26,593	$89,202	$159,207	111,703	131,202

Adjustments:
Add: Fixed charges	35,240	40,170	44,630	33,863	34,864	25,622	25,606
Less: Capitalized interest	—	171	—	—	—	—	—

Earnings from continuing operations before income tax expense, as adjusted	195,993	222,279	71,223	123,065	194,071	137,325	156,808

Fixed Charges:
Interest incurred	33,748	38,262	42,539	32,248	32,949	24,273	24,029
Interest component of rent expense (estimated at 7.25%)	1,492	1,908	2,091	1,615	1,915	1,349	1,577

	35,240	40,170	44,630	33,863	34,864	25,622	25,606

Earnings to fixed charges ratio	5.6	5.5	1.6	3.6	5.6	5.4	6.1

(a)	Earnings from continuing operations before income tax expense for the fiscal year ended August 31, 2009 included a $31.3 million non-cash impairment charge related to the goodwill, intangible and fixed assets of the recreational vehicle and harsh environment electrical business reporting units (as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on October 28, 2009). Excluding the impairment charge, the earnings to fixed charge coverage ratio would have been 2.3 for the fiscal year ended August 31, 2009.

(b)	Earning from continuing operations before income tax expense for the nine months ended May 31, 2012 includes a debt refinancing charge of $16.8 million. Excluding this charge, the earning to fixed charge coverage ratio would have been 6.8 for the nine months ended May 31, 2012.